Exhibit 99.1

DHT HOLDINGS, INC. ANNOUNCES THE MANDATORY EXCHANGE OF ITS SERIES A PARTICIPATING
PREFERRED STOCK INTO SHARES OF ITS COMMON STOCK

HAMILTON, BERMUDA, July 2, 2013 – DHT Holdings, Inc. (NYSE:DHT) (“DHT”) announced that, pursuant to the Certificate of Designation of the Series A Participating Preferred Stock of DHT dated May 1, 2012 (as amended or otherwise modified from time to time), each share of Series A Participating Preferred Stock of DHT, par value $0.01 per share, automatically and without any action on the part of the respective holders thereof, was exchanged (the “Mandatory Exchange”) for seventeen (17) shares of the DHT’s common stock, par value $0.01 per share (“Common Stock”), on June 30, 2013.  As a result of the Mandatory Exchange, the number of shares of Common Stock outstanding is 15,490,607, all of which are trading on the New York Stock Exchange under the symbol DHT.

Forward Looking Statements

This press release may contain assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect DHT’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent DHT’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to DHT’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 29, 2013.

DHT undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and DHT’s actual results could differ materially from those anticipated in these forward-looking statements.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company operating a fleet of four VLCCs, two Suezmaxes and two Aframaxes. For further information: www.dhtankers.com.

CONTACT:
Eirik Ubøe, CFO
Phone: +1 441 229-4912 and +47 412 92 712
E-mail: eu@dhtankers.com